JACKSON NATIONAL LIFE INSURANCE COMPANY

1 Corporate Way

Lansing, Michigan 48951

December 29, 2005

EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549

RE:	Jackson National Separate Account – I

File Nos. 333-119656 and 811-08664

FORM AW

Dear Sir/Madam:

Earlier today, we inadvertently made an incomplete filing of an amendment to the registration statement for the above registrant and offering (Accession No. 0000927730-05-000235), of which, by this letter, we are requesting withdrawal pursuant to Rule 477 under the Securities Act of 1933. No securities were sold in connection with the amendment. We expect to resubmit the filing, in its entirety, yet today. Please call me, at (517) 367-3835, with your questions or comments.

Sincerely,

/s/ John S. Kreighbaum

John S. (Scott) Kreighbaum

Senior Attorney